FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2005

                                  DRYSHIPS,INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

                  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by DryShips Inc. on February 2,2005


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DryShips, Inc.
                        ---------------------------------
                                  (Registrant)




Date February 2, 2005                 By /s/ Christopher Thomas
     -----------------                   -------------------------------
                                             Christopher Thomas
                                             Chief Financial Officer

          DRYSHIPS files amendment to Initial Public Offering of Shares


February 2, 2005 ATHENS, Greece - DryShips Inc. today announced that it has filed an amendment to its Registration Statement with the US Securities and Exchange Commission to increase its proposed initial public offering to 13,000,000 shares of common stock. The offering price range has not changed.

The offering is led by Cantor Fitzgerald & Co., Hibernia Southcoast Capital, Oppenheimer & Co., Dahlman Rose & Company and HARRISdirect. A registration statement relating to these securities has been filed with the US Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.


A copy of the prospectus for the offering may be obtained from Cantor Fitzgerald & Co., 135 East 57th Street, New York, New York or by calling its syndic ate department at (212) 829-4803.


About DryShips Inc.


DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. DryShips currently owns a fleet of six drybulk carriers and has entered into agreements to purchase an additional 11 vessels.


Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
011-30-210-809-0570
E-mail: management@dryships.gr


Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566 E-mail: nbornozis@capitallink.com




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